SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL 212-574-1223	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20006 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

                   February 26, 2010

BY EDGAR AND FACSIMILE

Amanda L. Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Knightsbridge Tankers Limited
Registration Statement on Form F-3
Filed December 23, 2009
File Number 333-164007

Dear Ms. Ravitz,

We refer to the registration statement on Form F-3 and the prospectus contained therein (the "Registration Statement"), filed by Knightsbridge Tankers Limited (the "Company") with the Securities and Exchange Commission (the "Commission") on December 23, 2009.

By letter dated January 14, 2010, the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.  On January 28, 2010, the Company responded to the Staff's letter and filed Amendment No. 1 to the Registration Statement via EDGAR.  By letter dated February 12, 2010 (the "Comment Letter"), the Staff provided the Company with an additional comment.

The Company has today filed via EDGAR Amendment No. 2 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comment contained in the Comment Letter.  The Amended Registration Statement also includes updated information contained in the Company's earnings release for the fourth quarter of 2009.

This letter responds to the Staff's Comment Letter.  The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter.

General

1.
We note that in response to our prior comment 1 you indicated in your letter dated January 28, 2010 that counsel intends to render its tax opinion in the prospectus.  If our understanding is correct, please file a short-form opinion as Exhibit 8 with the next amendment to confirm that the opinion set forth in the prospectus is the opinion of counsel.

Securities and Exchange Commission
February 26, 2010

The Company has filed as exhibit 8.1 to the Amended Registration Statement an opinion confirming that the opinions in the Registration Statement with respect to United States federal income tax considerations expressed in (i) the risk factors entitled "United States tax authorities could treat the Company as a 'passive foreign investment company,' which could have adverse United States federal income tax consequences to United States holders" and "The Company may have to pay tax on United States source income, which would reduce its earnings," and (ii) the section entitled "United States Federal Income Tax Considerations" are the opinions of Seward & Kissel LLP, the Company's U.S. counsel, and accurately state its view as to the tax matters discussed therein.

* * * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Christine Westbrook at (212) 574-1371.

Very truly yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:   Mr. Ola Lorentzon, President and Director
Knightsbridge Tankers Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

SK 01655 0002 1072787 v2